Exhibit 99.2

To: Caledonia Mining Corporation Plc (the “Company”)

CONSENT OF QUALIFIED PERSON

News release of the Company dated on or about July 10, 2023 entitled “Encouraging results from drilling at Blanket Gold Mine’s Eroica zone, including 8.6m at 15.56g/t, 13.44m at 6.62g/t and 22.32m at 4.03g/t” (the “News Release”)

I, Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, hereby conﬁrm I have read the contents of the News Release and that it fairly and accurately represents the scientiﬁc and technical information for the Blanket Mine, Zimbabwe, for which I am responsible. I hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333- 255500) of Caledonia Mining Corporation Plc of the News Release and the scientiﬁc and technical information therein.

Craig James Harvey

Dated: July 10, 2023

Caledonia Mining South Africa Proprietary Limited

4th Floor, No. 1, Quadrum Office Park, Constantia Boulevard, Floracliffe info@caledoniamining.com www.caledoniamining.com

Directors: Mark Learmonth, Chester Goodburn